ADVISORY FEE WAIVER AGREEMENT

This ADVISORY FEE WAIVER AGREEMENT (the “Agreement”) is dated as of May 1, 2018, by and between SUNAMERICA ASSET MANAGEMENT, LLC, a Delaware limited liability company (the “Adviser”), and SUNAMERICA SERIES TRUST, a Massachusetts business trust (the “Trust”).

WITNESSETH:

WHEREAS, the Adviser and the Trust are parties to that certain Investment Advisory and Management Agreement, dated January 1, 1999 (as amended, restated or otherwise modified from time to time, the “Advisory Agreement”), pursuant to which the Adviser serves as the investment adviser to the SA JPMorgan Diversified Balanced Portfolio (formerly, the SA JPMorgan Balanced Portfolio) (the “Portfolio”); and

WHEREAS, the Trust, on behalf of the Portfolio, pays the Adviser as compensation for services provided to the Portfolio, a management fee at the annual rates set forth in the Advisory Agreement (the “Management Fee”); and

WHEREAS, the Adviser has entered into a Subadvisory Agreement with J.P. Morgan Investment Management Inc. (the “Subadviser” or J.P. Morgan”), dated November 1, 2005 (as amended from time to time, the “Subadvisory Agreement”), pursuant to which the Subadviser provides subadvisory services to the Portfolio; and

WHEREAS, the Adviser pays the Subadviser, as compensation for services provided to the Portfolio, a subadvisory fee at the annual rates set forth in the Subadvisory Agreement (the “Subadvisory Fee”); and

WHEREAS, the Subadviser has voluntarily agreed to waive its Subadvisory Fee with respect to the Portfolio in an amount equal to the advisory fees it receives from any underlying mutual fund managed by J.P. Morgan (each, a “J.P. Morgan Fund” and collectively, the “J.P. Morgan Funds”) in connection with any investment by J.P Morgan on behalf of the Portfolio in a J.P. Morgan Fund (the “J.P. Morgan Fee Waiver”); and

WHEREAS, the J.P. Morgan Fee Waiver may be modified or terminated at any time by J.P. Morgan; and

WHEREAS, the Adviser has agreed to voluntarily waive its fees under the Advisory Agreement, in the amounts set forth herein.

NOW THEREFORE, it is hereby agreed between the parties hereto as follows:

1.

The Adviser voluntarily agrees to waive its Management Fee under the Advisory Agreement in an amount equal to the J.P. Morgan Fee Waiver in order to pass the benefit of such waiver onto the Portfolio in connection with the Portfolio’s investments in J.P. Morgan Funds (the “Adviser Fee Waiver”).

2.

The Adviser Fee Waiver may be terminated at any time by the Adviser. In addition, the Adviser Fee Waiver shall terminate automatically upon the termination of the J.P. Morgan Fee Waiver or upon termination of the Advisory Agreement with respect to the Portfolio.

3.	This Agreement shall be constructed in accordance with the laws of the State of New York.

4.	This Agreement may be amended by mutual consent of the parties hereto in writing.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

SUNAMERICA ASSET MANAGEMENT, LLC

By:	/s/ Peter Harbeck
Name:	Peter Harbeck
Title:	President and CEO

SUNAMERICA SERIES TRUST, on behalf of SA JPMorgan Diversified Balanced Portfolio

By:	/s/ John T. Genoy
Name:	John T. Genoy
Title:	President